CONSENT OF QUALIFIED PERSON

Attention:	Alberta Securities Commission
Autorité des marches financiers
British Columbia Securities Commission
Ontario Securities Commission
Toronto Stock Exchange

I, Charles Johannes Muller, BSc (Hons), Pr.Sc.Nat., a registered professional natural scientist with the South African Council for Natural Scientific Professionals (SACNASP) (Reg. No. 400201/04), am the author of the technical report entitled “Inferred Mineral Resource Estimate on Project Area 2 of the WBJV, located on the Western Limb of the Bushveld Igneous Complex, South Africa” (the “Report”), and do hereby consent to the filing of the report with the regulatory authorities referred to above, and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible to the public. I further have consented to the company filing the report on SEDAR and consent to press releases made by the company with my prior approval. In particular I have read and approved the press release of Platinum Group Metals Limited dated 07 February 2007 in which the findings of the Report are disclosed.

Dated this 22nd day of March 2007.

Charles Johannes Muller

BSc (Hons), Pr.Sc.Nat.

Directors: NJ Odendaal, D van Heerden, C Muller
(Registration No. 2004/029587/07)